Exhibit 99.5

November 4, 2015	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS

THIRD QUARTER 2015 FINANCIAL RESULTS

GREAT PANTHER SILVER LIMITED (TSX: GPR) (NYSE MKT: GPL) (“Great Panther”; the “Company”) today reported financial results for the Company’s three and nine months ended September 30, 2015. The full version of the Company’s unaudited condensed interim consolidated financial statements, and Management’s Discussion and Analysis (“MD&A”) can be viewed on the Company's website at www.greatpanther.com, or SEDAR at www.sedar.com. All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

"Great Panther's third quarter 2015 financial results benefited from continued reductions in cash cost, all-in sustaining cost, and from production growth which helped mitigate further weakness in silver and gold prices," stated Robert Archer, President and CEO. “All-in sustaining cost for the third quarter was once again below current silver prices. Most significantly, although operating cash flow for the third quarter was dampened by weak metal prices, operating cash flow for the first nine months of the year exceeded both sustaining capital expenditures and exploration expenditures, even as we ramped up exploration and assessment activities on the Guadalupe de los Reyes Project and the Coricancha Mine. Finally, our outlook for the year remains strong, with 20% plus growth in production and significant year-over-year reductions in cash cost and AISC, and we continue to maintain a strong balance sheet with $35 million of net working capital and no debt."

Despite reductions in cash cost which enabled the Company to maintain good operating cash flow in the third quarter, the Company incurred a net loss of $3.3 million as further weakness in metal prices dampened cash margins, and accelerated amortization increased non-cash charges. In addition, Great Panther commenced exploration and assessment activities at its Guadalupe de los Reyes Project (the “GDLR Project”) and the Coricancha mine which materially increased exploration and evaluation expenditures. The Company’s adjusted EBITDA for the quarter, which adjusts for non-cash charges, totaled $2.2 million and exceeded capex (cash flows from investing activities) of $2.0 million.

Highlights of the third quarter 2015 compared to third quarter 2014, unless otherwise noted:

•	Metal production increased by 21% to 1,080,296 silver equivalent ounces (“Ag eq oz”);

•	Silver production increased 4% to 586,918 silver ounces;

•	Record gold production of 6,079 gold ounces, an increase of 45%;

•	Cash cost per payable silver ounce decreased 41% to US$6.50;

•	All-in sustaining cost (“AISC”) decreased 32% to US$13.08 per payable silver ounce;

•	Revenues increased 31% to $16.8 million;

•	Adjusted EBITDA increased to $2.2 million compared to $1.3 million;

•	Net loss totalled $3.3 million, compared to a net loss of $1.0 million;

•	Cash flow from operating activities, before changes in non-cash net working capital, amounted to $1.6 million, compared to $2.1 million;

•	Cash and cash equivalents were $18.7 million at September 30, 2015 compared to $18.0 million at December 31, 2014; and

•	Net working capital increased to $34.7 million at September 30, 2015 from $32.9 million at December 31, 2014.

OPERATING AND FINANCIAL RESULTS SUMMARY

(in CAD 000s except ounces, amounts per share and per ounce)	Q3 2015	Q3 2014	% change	Nine months ended Sep 30, 2015	Nine months ended Sep 30, 2014	% change
OPERATING
Tonnes milled (excluding custom milling)	93,730	89,030	5%	280,458	242,625	16%
Silver equivalent ounces (“Ag eq oz”) produced[1]	1,080,296	890,641	21%	3,156,538	2,276,784	39%
Silver ounce production	586,918	565,965	4%	1,832,839	1,356,634	35%
Gold ounce production	6,079	4,200	45%	16,103	11,639	38%
Payable silver ounces	545,787	461,249	18%	1,776,025	1,194,839	49%
Cost per tonne milled (USD)[2]	$96	$122	-21%	$102	$123	-17%
Cash cost per payable silver ounce (USD)[2]	$6.50	$11.02	-41%	$7.32	$13.02	-44%
AISC per payable silver ounce (USD)[2]	$13.08	$19.25	-32%	$13.38	$22.35	-40%
FINANCIAL
Revenue	$16,788	$12,801	31%	$56,222	$40,146	40%
Gross profit before non-cash items[2]	$5,763	$2,918	97%	$19,129	$8,616	122%
Gross profit (loss)	$281	$(1,521)	118%	$2,473	$(3,468)	171%
Net income (loss)	$(3,348)	$(970)	-245%	$(4,481)	$(6,066)	26%
Adjusted EBITDA[2]	$2,155	$1,267	70%	$10,050	$935	975%
Cash flow from operating activities[3]	$1,565	$2,133	-27%	$9,961	$2,424	311%
Cash at end of period	$18,685	$20,369	-8%	$18,685	$20,369	-8%
Net working capital at end of period	$34,725	$35,287	-2%	$34,725	$35,287	-2%
Average realized silver price (USD)[4]	$13.98	$16.69	-16%	$15.55	$19.40	-20%
PER SHARE AMOUNTS
Loss per share – basic and diluted	$(0.02)	$(0.01)	-100%	$(0.03)	$(0.04)	25%

[1]	Silver equivalent ounces are referred to throughout this document. For 2015, Aq eq oz are calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. Comparatively, in 2014 Aq eq oz was established using prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb., and US$0.85 per lb. for silver, gold, lead and zinc, respectively.
[2]	The Company has included the non-IFRS performance measures cost per tonne milled, cash cost per silver payable ounce, all-in sustaining cost per silver payable ounce (“AISC”), gross profit before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the Non-IFRS Measures section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.
[3]	Before changes in non-cash working capital.
[4]	Average realized silver price is prior to smelting and refining charges.

DISCUSSION OF THIRD QUARTER 2015 FINANCIAL RESULTS

For the third quarter of 2015, the Company earned revenue of $16.8 million, compared to $12.8 million for the third quarter of 2014. The $4.0 million increase in revenue is primarily attributable to production growth which translated into a 31% increase in metal sales volume. In addition, the 17% appreciation of the US dollar against the Canadian dollar had the effect of increasing revenue reported in Canadian dollars. These factors more than offset the impact of 16% and 9% decreases in average realized silver and gold prices in US dollars, respectively.

Gross profit before non-cash items increased by $2.8 million in the third quarter of 2015 compared to the third quarter of 2014, as a result of the $4.0 million increase in revenues which exceeded a $1.1 million increase in cost of sales before non-cash items as the Company was able to achieve production increases at a significantly lower unit cash cost.

Amortization and depletion of mineral properties, plant and equipment relating to cost of sales increased to $5.4 million in the third quarter of 2015 from $4.3 million in the third quarter of 2014. This was due to a reduction in the Measured and Indicated resource at the Guanajuato Mine based on the updated Mineral Resource Estimate issued in February 2015. The reduction of the resource estimate has the effect of reducing the amortization base and therefore increasing the amortization expense per unit produced and sold. In addition, there was the offsetting impact of an increase in the estimate of the mine life of the Topia Mine during the third quarter of 2015, from 6.5 years to 11 years, which reduced amortization and depletion recorded during the quarter by approximately $0.1 million compared to the amount that would otherwise have been recorded.

General and administrative (“G&A”) expenses were $1.7 million for the third quarter of 2015 compared to $1.5 million for the same period in 2014. The prior year’s G&A expenses were lower, reflecting the timing of certain G&A expenditures in Mexico.

Exploration and evaluation (“E&E”) expenses were $2.1 million for the third quarter of 2015 compared to $0.9 million for the same period in 2014. The increase is primarily the result of a $0.7 million increase in mine development costs for San Ignacio Mine and the Guanajuato Mine that do not meet the criteria for capitalization under IFRS. The Company also commenced exploration programs associated with the GDLR Project and Coricancha Mine and spent $0.4 million and $0.2 million, respectively, on these projects during the third quarter of 2015.

Finance and other income amounted to $0.5 million for the third quarter of 2015, compared to finance and other income of $2.6 million for the same period in 2014. The change is primarily associated with a $1.5 million decrease in foreign currency gains recognized in the third quarter of 2015, compared to the same period in 2014. In addition, Finance and other income for the third quarter of 2014 reflected proceeds from an insurance claim in the amount of $0.5 million. Foreign exchange gains and losses arise from the translation of foreign-denominated transactions and balances relative to the functional currency of the Company’s subsidiaries to the Company’s reporting currency. The Company’s Mexican subsidiaries use the Mexican peso as their functional currency. The Company has a significant US dollar intercompany loan owing by one of its Mexican subsidiaries and fluctuations in the Mexican peso create significant unrealized foreign exchange gains and losses in the accounts of the Mexican subsidiary. These unrealized gains and losses are recognized in the consolidated net income of the Company.

The Company recorded a net income tax expense of $0.3 million during the third quarter of 2015, predominantly as a result of an increase in the Company’s estimate of future special mining duties which are expected to become payable by its Mexican operations. The net income tax recovery in the third quarter of 2014 amounted to $0.3 million and is related to pre-tax losses by the Company’s operations in Mexico recognized in the comparative period.

Net loss for the third quarter of 2015 was $3.3 million, compared to a net loss of $1.0 million for the same period in 2014. The increase in net loss is primarily attributable to a $1.5 million decrease in foreign exchange gains recognized, as well as a $1.3 million increase in exploration expenditures attributed to the start of exploration activities at the Company’s new projects and the expensing of development expenditures associated with some of the Company’s operations. The increase in net loss is also reflective of a $0.6 million increase in income tax expense, a $0.5 million reduction in other income, as well as a $0.2 million increase in G&A expenses. These factors were partly offset by the $1.8 million increase in gross profit.

Adjusted EBITDA was $2.2 million for the third quarter of 2015, compared to adjusted EBITDA of $1.3 million for the same period in 2014. The increase in adjusted EBITDA reflects the $2.8 million increase in gross profit before non-cash items. This was partly offset by the $1.3 million higher E&E expenses reported in the third quarter of 2015, a $0.2 million decrease in G&A expenses, as well as a $0.5 million reduction in other income.

CASH COST AND ALL-IN SUSTAINING COST

Cash cost was US$6.50 per payable silver ounce for the third quarter of 2015, a 41% decrease compared to US$11.02 for the third quarter of 2014. The decrease in cash cost was due to the increase in ore grades at all operations which contributed to an 18% increase in payable silver ounces and higher by-product credits. In addition, the strengthening of the US dollar compared to the Mexican peso reduced cash operating costs in US dollar terms.

AISC for the third quarter of 2015 decreased to US$13.08 per payable silver ounce from US$19.25 in the third quarter of 2014. This 32% decrease is primarily due to the reduction in cash cost. In addition, there was a reduction in G&A, sustaining E&E and sustaining capital expenditures (all in US dollar terms) on a per payable ounce basis as a result of the increase in payable silver ounces noted above and the strengthening of the US dollar against the Canadian dollar and the Mexican peso.

Please refer to the Company’s Management’s Discussion and Analysis for further discussion of cash cost and AISC, and for a reconciliation to the Company’s financial results as reported under IFRS.

CASH AND WORKING CAPITAL AT SEPTEMBER 30, 2015

At September 30, 2015, the Company had cash and cash equivalents of $18.7 million compared to $18.0 million at December 31, 2014. Cash increased by $0.7 million in the first nine months of 2015 primarily due to cash flows from operating activities before changes in non-cash working capital of $10.0 million, and a $1.5 million increase in cash and cash equivalents as the result of favorable foreign exchange fluctuations. These factors exceeded the $8.7 million invested in mineral properties, plant and equipment and exploration and evaluation assets (the GDLR Project and Coricancha Mine) and the increase in non-cash working capital (primarily accounts receivable) of $2.1 million.

At September 30, 2015, the Company had net working capital of $34.7 million compared to $32.9 million at December 31, 2014. Net working capital increased by $1.8 million due to the $0.7 million increase in cash and a $2.7 million increase in trade and other receivables, net of the $1.4 million decrease in inventories during the first nine months of 2015.

OUTLOOK

On October 14, 2015, the Company released its third quarter 2015 production results and announced that it expects to exceed its 2015 production guidance of 3.8 to 3.9 million Ag eq oz which was increased in the second quarter of 2015 from a range of 3.5 to 3.6 million Ag eq oz. The Company expects to exceed its guidance range of 3.8 to 3.9 million Ag eq oz as production for the first nine months of the year totalled almost 3.2 million Ag eq oz. This will translate into at least 20% year-over-year growth in metal production.

Most importantly, the Company expects to achieve lower than guidance cash cost and AISC for 2015, and that AISC for the year is expected to be below the current silver price. However, fourth quarter 2015 AISC will be somewhat higher than levels in the third quarter due to greater capital expenditures and development planned for the fourth quarter.

Production and cash cost guidance	FY 2014 Actual	Nine months ended September 30, 2015	2015 Guidance Range
Total silver equivalent ounces[1]	3,187,832	3,156,537	3,800,000 – 3,900,000
Cash cost per payable silver ounce (USD)[2]	$12.78	$7.32	$9.00 – $10.00
AISC (USD) [2]	$22.07	$13.38	$15.00 – $17.00

Production from San Ignacio will continue to account for the predominant portion of the production from the GMC in the fourth quarter and for the foreseeable future. At the end of the third quarter, production from San Ignacio had reached more than 500 tonnes per day, greater than the 450 tonnes per day originally targeted for year end. Continued development of the Southern Extension zones should see further production growth from San Ignacio through the fourth quarter with a new year-end target of approximately 650 tonnes per day.

Mine site exploration is continuing with a 2,200 metre surface drill program at San Ignacio. The objectives of the program are to extend the southerly strike extension of the ore zones with step-out holes and to upgrade the existing resource with in-fill drilling. Further underground drilling will also be conducted on several targets in the Guanajuato Mine.

Total planned drilling metres for 2015 remains unchanged at 29,700 metres. The 29,700 metres comprises drilling metres for the GMC, the GDLR Project and Coricancha Mine. The Company is maintaining its guidance for $10 to $12 million in sustaining expenditures for 2015 comprising mine development and diamond drilling, and for the acquisition of new mining and plant equipment. Drilling related to the new projects is not included in this figure as they are considered non-sustaining expenditures.

Going into 2016, the Company expects production growth rates to generally level off as the production ramp up at San Ignacio over the last year will have been completed. In addition, the Company will focus more on maintaining and improving on the cost reductions and efficiency gains over the past year, and on more exploration and development at all mines. With this focus, the San Ignacio Mine will account for a greater proportion of production in 2016.

[1]	Silver equivalent ounces are referred to throughout this document. For 2015, Aq eq oz are calculated using a 65:1 Ag:Au ratio, and ratios of 1:0.050 and 1:0.056 for the price/ounce of silver to lead and zinc price/pound, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. Comparatively, in 2014 Aq eq oz was established using prices of US$18.50 per oz, US$1,110 per oz (60:1 ratio), US$0.90 per lb., and US$0.85 per lb. for silver, gold, lead and zinc, respectively
[2]	The Company has included the non-IFRS performance measures cost per tonne milled, cash cost per silver payable ounce, all-in cost per silver payable ounce (“AIC”), all-in sustaining cost per silver payable ounce (“AISC”), gross profit before non-cash items, cost of sales before non-cash items and adjusted EBITDA throughout this document. Refer to the “Non-IFRS Measures” section of the Company’s MD&A for an explanation of these measures and reconciliation to the Company’s reported financial results in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

WEBCAST AND CONFERENCE CALL TO DISCUSS THIRD QUARTER 2015 FINANCIAL RESULTS

A conference call and webcast will be held Thursday, November 5, 2015 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific Time) to discuss the results. The call will be hosted by Mr. Robert Archer, President and CEO. Mr. Jim Zadra, CFO and Corporate Secretary, will not be available to attend this call due to a prior commitment.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration	www.greatpanther.com
U.S. & Canada Toll-Free:	1 855 477 2487
International Toll:	+1 919 825 3215
Conference ID:	50865304

A replay of the webcast will be available on the Investors section of the Company’s website approximately one hour after the conference call.

All shareholders have the option to receive a hard copy of the Company's financial statements free of charge upon request. Should you wish to receive Great Panther Silver's financial statements in hard copy, please contact us at the Company toll free at 1 888 355 1766 or +1 604 608 1766, or e-mail info@greatpanther.com.

NON-IFRS MEASURES

The discussion of financial results in this press release includes reference to Gross profit before non-cash items, Adjusted EBITDA, Cash cost per payable silver ounce, and All-in sustaining cost per payable silver ounce which are non-IFRS measures. The Company provides these measures as additional information regarding the Company's financial results and performance. Please refer to the Company's MD&A for the three and nine months ended September 30, 2015, for definitions and reconciliations of these measures to the Company’s financial statements.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned mining operations in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango. The Company holds a two-year option agreement to acquire a 100% interest in the Coricancha Mine Complex in the central Andes of Peru and holds an option to acquire a 100% interest in the advanced stage Guadalupe de los Reyes Project in Mexico. Active exploration programs are underway at both projects.

Robert A. Archer President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2014 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.

For further information, please contact:

Spiros Cacos

Director, Investor Relations

Toll free:       1 888 355 1766

Tel:            +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Canadian dollars)

As at September 30, 2015 and December 31, 2014 (Unaudited)

	September 30,	December 31,
	2015	2014

Assets

Current assets:
Cash and cash equivalents	$18,685	$17,968
Trade and other receivables	13,357	10,697
Income taxes recoverable	37	170
Inventories	7,511	8,928
Other current assets	1,377	750
	40,967	38,513
Non-current assets:
Mineral properties, plant and equipment	20,033	29,770
Exploration and evaluation assets	8,466	3,081
Intangible assets	171	366
Deferred tax asset	287	71
	$69,924	$71,801

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables	$6,242	$5,606

Non-current liabilities:
Reclamation and remediation provision	2,691	3,378
Deferred tax liability	4,080	4,088
	13,013	13,072

Shareholders’ equity:
Share capital	125,646	124,178
Reserves	11,493	10,298
Deficit	(80,228)	(75,747)
	56,911	58,729
	$69,924	$71,801

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of Canadian dollars, except per share data)

For the three and nine months ended September 30, 2015 and 2014 (Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014

Revenue	$16,788	$12,801	$56,222	$40,146
Cost of sales
Production costs	11,025	9,883	37,093	31,530
Amortization and depletion	5,397	4,296	16,408	11,841
Share-based compensation	85	143	248	243
	16,507	14,322	53,749	43,614

Gross profit (loss)	281	(1,521)	2,473	(3,468)

General and administrative expenses
Administrative expenses	1,524	1,289	5,185	4,582
Amortization and depletion	69	76	194	236
Share-based compensation	120	111	334	209
	1,713	1,476	5,713	5,027

Exploration and evaluation, and development expenses
Exploration and evaluation expenses	1,006	445	2,210	1,227
Mine development costs	1,037	348	1,701	1,686
Share-based compensation	79	71	224	103
	2,122	864	4,135	3,016

Finance and other income
Interest income	29	41	255	186
Finance costs	(71)	(28)	(138)	(105)
Foreign exchange gain	591	2,123	2,720	3,061
Other (expense) income	(41)	431	17	(186)
	508	2,567	2,854	2,956

Loss before income taxes	(3,046)	(1,294)	(4,521)	(8,555)

Income tax expense (recovery)
Current (recovery) expense	(5)	(97)	220	84
Deferred expense (recovery)	307	(227)	(260)	(2,573)
	302	(324)	(40)	(2,489)
Net loss for the period	$(3,348)	$(970)	$(4,481)	$(6,066)

Other comprehensive income (loss), net of tax
Items that are or may be reclassified subsequently to net income (loss):
Foreign currency translation	593	(322)	386	(288)
Change in fair value of available-for-sale financial assets, net of tax	(2)	(16)	(2)	(10)
	591	(388)	384	(298)
Total comprehensive loss for the period	$(2,757)	$(1,308)	$(4,097)	$(6,364)

Loss per share
Basic and diluted	$(0.02)	$(0.01)	$(0.03)	$(0.04)

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Canadian dollars)

For the three and nine months ended September 30, 2015 and 2014 (Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014

Cash flows from operating activities
Net loss for the period	$(3,348)	$(970)	$(4,481)	$(6,066)
Items not involving cash:
Amortization and depletion	5,466	4,372	16,602	12,077
Unrealized foreign exchange gain	(1,154)	(1,528)	(2,557)	(2,276)
Income tax expense (recovery)	302	(324)	(40)	(2,489)
Accretion on reclamation and remediation provision	44	28	66	105
Share-based compensation	284	325	806	555
Other (income) expense	(70)	-	(250)	-
Other non-cash items	-	263	-	584
Interest received	20	35	72	161
Income taxes recovered (paid)	21	(68)	(257)	(227)
	1,565	2,133	9,961	2,424
Changes in non-cash working capital:
(Increase) decrease in trade and other receivables	(159)	3,439	(1,981)	4,411
(Increase) decrease in income taxes recoverable	(58)	128	-	457
(Increase) decrease in inventories	(920)	(2,349)	110	(1,950)
(Increase) decrease in other current assets	(108)	61	(585)	(835)
Increase (decrease) in trade and other payables	227	456	391	(755)
Net cash from operating activities	547	3,868	7,896	3,752

Cash flows from investing activities:
Additions to mineral properties, plant and equipment	(1,975)	(2,230)	(5,460)	(6,383)
Acquisition of Cangold	(35)	-	(1,029)	-
Additions to exploration and evaluation assets – Coricancha Mine Complex	(34)	-	(2,191)	-
Additions to intangible assets	-	-	-	(18)
Net cash used in investing activities	(2,044)	(2,230)	(8,680)	(6,401)

Cash flows from financing activities:
Proceeds from exercise of options	-	304	9	742
Net cash from financing activities	-	304	9	742

Effect of foreign currency translation on cash and cash equivalents	750	382	1,492	516

(Decrease) increase in cash and cash equivalents	(747)	2,324	717	(1,391)
Cash and cash equivalents, beginning of period	19,432	18,045	17,968	21,760
Cash and cash equivalents, end of period	$18,685	$20,369	$18,685	$20,369